                                                    Filed Pursuant to Rule 424b3

PROSPECTUS

                                 369,505 Shares

                                   ATMI, INC.

                                  Common Stock

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   The stockholders of ATMI listed on page 11 of this prospectus are offering and selling a total of 369,505 shares of ATMI common stock under this prospectus. The selling stockholders will receive all of the net proceeds from the sale of the shares. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares.

   Our common stock is traded on the Nasdaq National Market under the symbol "ATMI." On October 24, 2000, the closing sale price of our common stock was $19.06 per share.

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   Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

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   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

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                The date of this Prospectus is October 25, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
   Where You Can Find More Information.....................................   3
   The Company.............................................................   4
   Special Note Regarding Forward-Looking Information......................   5
   Risk Factors............................................................   5
   Use of Proceeds.........................................................  11
   Selling Stockholders....................................................  11
   Plan of Distribution....................................................  11
   Legal Matters...........................................................  12
   Experts.................................................................  12

   You should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized anyone to provide you with different information from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Our reports, proxy statements and other information filed with the Commission are also available to the public from our web site at http://www.atmi.com or at the Commission's web site at http://www.sec.gov.

   This prospectus is part of a registration statement that we filed with the Commission. The registration statement contains more information than this prospectus regarding ATMI and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the sources listed above.

   The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares:

     (1) Annual Report on 10-K/A for the year ended December 31, 1999 (File No. 0-30130);

     (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

     (3) Current Report on Form 8-K/A dated July 7, 2000;

     (4) Current Report on Form 8-K dated October 17, 2000; and

     (5) The description of the common stock of ATMI's predecessor registrant, Advanced Technology Materials, Inc., contained in its registration statement on Form 8-A filed on October 23, 1993, which description was amended on Form 8-A/A filed on November 11, 1993, and any amendment or report filed to update this description.

   You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

                                   ATMI, Inc.
                                7 Commerce Drive
                           Danbury, Connecticut 06810
                              Attn: Dean Hamilton
                                 (203) 794-1100

                                  THE COMPANY

   We are a leading supplier of materials, equipment and related services used worldwide in the manufacture of semiconductor devices. We specifically target the "front-end" semiconductor materials market. This market includes the processes used to convert a bare silicon wafer into a fully functional wafer that contains many copies of a semiconductor device or "chip." To complete the manufacturing process, this functional wafer is taken through a "back-end" manufacturing process that includes wafer dicing into chips, packaging and testing. Our customers include most of the leading semiconductor manufacturers in the world, including Intel, Taiwan Semiconductor, Hyundai, Texas Instruments and IBM.

   We have further refined our market focus to target only specialty materials used in front-end semiconductor manufacturing. These specialty materials are used in eight key process steps that are used repetitively to add functionality to a silicon wafer. In recent years, the semiconductor industry has grown worldwide, and front-end manufacturing processes have become increasingly complex, resulting in rapidly changing requirements for semiconductor materials. We have capitalized on the growth of the semiconductor industry in general, and front-end processing in particular, through:

  . a comprehensive research and development program that has provided a stream of proprietary and patented products for this market;

  . a strategy of delivering a complete materials solution to our customers including materials, packaging, delivery systems, sensing and abatement; and

  . an aggressive mergers and acquisitions effort that has allowed us to more rapidly move towards one-stop purchasing for our customers.

   We have organized our operations along two business segments: Materials and Technologies. Materials provides:

  . a broad range of ultrahigh-purity semiconductor materials; and

  . semiconductor materials packaging and delivery systems.

Technologies provides:

  . sensors for the workplace and environment that detect materials as they move through the workplace;

  . point-of-use environmental equipment that abates effluent materials;

  . specialty thin film deposition services that provide coated wafers directly to our customers; and

  . cleaning and refurbishment of parts used in the manufacture of semiconductors.

   We also conduct our venture activities and our government funded research and development activities through Technologies.

   Our business has evolved to consist of a mix of consumables and services that track wafer starts, or the number of silicon wafers processed into fully functional semiconductor devices, and equipment purchases, which generally track the expansion of industry capacity. Consequently, we believe that our overall business is less volatile than that of a typical semiconductor capital equipment supplier.

   Over the last five years, we have achieved a leadership position by providing a more complete line of products than our competitors through innovation and acquisitions. We plan to continue our growth through product line expansion in each of our existing market segments and to leverage our core technology to create new high growth businesses.

   Our principal executive offices are located at 7 Commerce Drive, Danbury, Connecticut 06810, and our telephone number is (203) 794-1100. Our Internet address is www.atmi.com. The information contained on our website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "ATMI", "we", "us" and "our" refer to ATMI, Inc. and our subsidiaries.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus contains or incorporates "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these statements by forward-looking words such as "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar words. We can give no assurance that we will actually achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. We have included important factors in the cautionary statements below that we believe could cause our actual results to differ materially from our forward-looking statements. We do not intend to update information contained in any of our forward-looking statements.

                                  RISK FACTORS

   You should carefully consider the following risks, together with other information contained or incorporated by reference in this prospectus, before making an investment decision. Any of the following risks could adversely affect our business, operating results and financial condition. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Our operating results are materially dependent upon economic and business conditions in the semiconductor industry, and we are vulnerable to industry downturns.

   Substantially all of our sales are to customers in the worldwide semiconductor industry. As a result, our operating results are materially dependent upon economic and business conditions in the semiconductor industry. The semiconductor industry and the semiconductor equipment industry in particular have been highly cyclical and have experienced periods of overcapacity at various times, resulting in significantly reduced demand for semiconductor materials, capital equipment and wafer processing services. The semiconductor industry experienced a significant downturn in 1998, which resulted in a reduction in our revenues and earnings. Any future industry downturn will likely have a similar impact. Although the semiconductor industry is recovering from the 1998 downturn, we cannot assure you that:

  . conditions in the semiconductor industry will continue to improve;

  . the semiconductor industry will not experience other, possibly more severe and prolonged, downturns in the future; or

  . the current recovery will continue to result in increased demand for semiconductor materials, capital equipment and wafer processing services by the semiconductor industry.

   The end of the current recovery or any future downturn in the semiconductor industry will have a material adverse effect on our business, operating results and financial condition.

Our quarterly operating results may fluctuate, and our stock price may be volatile as a result.

   Our quarterly operating results may fluctuate in the future as a result of a number of factors, including:

  . the general demand for semiconductors;

  . the cyclical nature of the semiconductor manufacturing equipment market;

  . our product mix;

  . our success in developing, introducing and shipping new products;

  . competition;

  . the timing of significant orders from, and shipments to, customers;

  . the timing and market acceptance of new products;

  . seasonality of sales; and

  . the effect of various non-recurring expenses.

   As a result, our operating results in any quarter are not necessarily a good predictor of our results for any future period. In the future, we will likely experience quarterly or annual fluctuations. In one or more future quarters, our operating results may fall below the expectations of public market analysts or investors, and the price of our common stock could decline significantly.

We may have difficulty managing our growth and attracting and retaining highly skilled scientific, technical, managerial and marketing personnel, which could adversely affect our revenues and increase our operating expenses.

   We have grown and intend to continue to grow our business. The management of our growth requires qualified personnel, systems and other resources. Our future success will depend in part on our ability to attract and retain highly skilled scientific, technical, managerial and marketing personnel. Competition for such personnel in the semiconductor industry is intense, and our competitors are often larger and more established than we are. We may not be successful in attracting and retaining qualified personnel. In addition, our expansion may also significantly strain operational, management, financial, sales and marketing and other resources. To manage growth effectively, we must continue to enhance our information technology infrastructure, systems and controls and successfully expand, train and manage our employee base. We may not be able to manage this expansion effectively, including providing satisfactory levels of customer service and technical support.

Our business, operating results and financial condition could be negatively impacted if we are unable to integrate businesses we acquire.

   During the past three years, we have acquired several companies, including Advanced Delivery and Chemical Systems Group ("ADCS"), Lawrence Semiconductor Laboratories, Inc., NOW Technologies, Inc., Delatech Incorporated, Advanced Chemical Systems International, Inc., TeloSense Corporation, NewForm, N.V. ("NewForm"), MST Analytics, Inc. ("MST") and Environmentally Safe Cleaning Alternatives, Inc. ("ESCA"). If opportunities exist, we intend to acquire other businesses that we believe fit our business strategy. We may not achieve the anticipated benefits from any acquisition, including the acquisitions listed above, unless we successfully combine the acquired businesses with those of ATMI in a timely and efficient manner. The integration of acquisitions requires substantial attention from our management. The diversion of the attention of management, and any difficulties encountered in the transition process, could negatively impact our business, operating results and financial condition. In addition, the process of integrating various businesses could cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses as well as our ongoing business.

Our revenues and earnings could be negatively affected if we cannot anticipate market trends, enhance our existing products and processes and develop and commercialize new products and processes.

   We believe that our future success will depend, in part, upon our ability to anticipate rapidly changing technologies and market trends, to enhance our existing products and processes and to develop and commercialize new products and processes. The semiconductor industry markets we serve undergo frequent technological changes which in turn create demand for new and improved products and process technologies. We may not be able to improve our existing products and process technologies or to develop and market new products and technologies that will be cost-effective or introduced in a timely manner or accepted in the marketplace. Our failure to develop or introduce enhanced and new products and processes in a timely manner may negatively affect our revenues and earnings.

We are subject to operational, financial, political and exchange rate risks due to our significant level of international operations and sales.

   For the years ended December 31, 1997, 1998 and 1999, revenues outside the United States accounted for 29.8%, 32.9% and 38.9%, respectively, of our revenues for those years. We anticipate that international sales will continue to account for a significant portion of our revenues. As a result, our operations are subject to risks inherent in international business activities, including:

  . export controls;

  . unexpected changes in legal and regulatory requirements;

  . policy changes affecting the markets for semiconductor technology;

  . changes in tariffs, exchange rates and other barriers;

  . political and economic instability;

  . difficulties in accounts receivable collection;

  . difficulties in managing resellers or representatives;

  . difficulties in staffing and managing international operations;

  . difficulties in protecting our intellectual property outside the United
    States; and

  . potentially adverse tax consequences.

   Although our sales to date have been predominantly denominated in U.S. dollars, the value of the U.S. dollar in relation to other currencies may also adversely affect our sales to customers outside the United States. In addition, the recent acquisitions of NewForm, MST and ESCA have increased the amount of our operations conducted in Europe with European currency. Also, expenses and revenues of a portion of certain of our businesses are denominated in South Korean, Taiwanese, German, Belgian or Irish currency and are exposed to risks customarily associated with currency fluctuations. Any significant volatility in South Korean, Taiwanese, German, Belgian or Irish currency, as it relates to invested capital in our respective businesses in those countries, could have a material adverse impact on stockholders' equity as reflected in currency translation adjustments in our financial statements. We do not hedge our exposure with respect to such fluctuations. To the extent that we expand our international operations or change our pricing practices to denominate prices in other currencies, we will be exposed to increased risks of currency fluctuations.

   Certain of our businesses conduct a material portion of their activities in Asia, primarily South Korea and Taiwan. Volatile economic conditions in the region or in those countries, or instability in the currency of those countries or in those countries' capital markets, may negatively impact our revenues and earnings.

Our revenues would suffer if our major customers reduce their purchases of our products or services.

   In 1999, sales to our top five customers totaled approximately 14.6% of our revenues. Our relationships with these customers are subject to various risks, including:

  . termination, reduction or modification in the event of changes in the customer's requirements or budgetary constraints;

  . risks of potential disclosure of our confidential information to third parties; and

  . the failure or inability of a customer to perform its prime contract with its customer.

   Our revenues would suffer if our major customers reduce their purchases of our products or services or secure alternative sources for products or services. Based on the current trend toward consolidation in the semiconductor industry, we expect that our customer base will continue to become more concentrated with a limited number of customers accounting for a more significant portion of our revenues.

We may have difficulty responding to rapidly changing semiconductor technology, materials and processes and face competition from existing technologies.

   Semiconductor technology, materials and processes change rapidly. We may not be successful if we cannot keep pace with such advances. We are evaluating a number of new opportunities to commercialize our core technology, but these opportunities may not lead to commercial products that are timely or competitive. The technological advances of others may render our current products or development efforts obsolete, and other equipment or materials may prove more advantageous to customers in the markets we serve. In addition, certain of our current technologies face competition from other existing technologies which may be superior to or more cost-effective than our current technologies and products.

We face intense competition from a variety of sources, including larger companies.

   The markets for semiconductor thin film materials, packaging and delivery systems, sensors, environmental equipment and thin film deposition services are intensely competitive. A number of domestic and international companies engage in commercial activities in the markets we serve. Many of these companies have substantially greater financial, research and development, manufacturing and marketing resources than we do. In addition, as this industry evolves, other competitors may emerge. To remain competitive, we must continue to invest in and focus upon research and development and product and process innovation. We may not be successful if we cannot compete on:

  . price;

  . technical capabilities;

  . quality;

  . customer service; and

  . the ability to provide full market-basket solutions to customers that are increasingly seeking to streamline their vendor relationships.

We may incur various tax liabilities in connection with our acquisition of ADCS that exceed our security for these liabilities and which may negatively affect our earnings, cash flow and cash position.

   The former securityholders of ADCS have agreed to indemnify us for possible tax liabilities of ADCS. As security for these potential liabilities, the former securityholders of ADCS delivered into escrow a portion of the shares of common stock they received in connection with our acquisition of ADCS. We and the former securityholders of ADCS have divergent views on any potential exposures related to the various tax matters for which there will be indemnification. The former securityholders of ADCS believe that any exposure would be immaterial. We believe that any successful challenge to the tax matters is not probable. While the possible exposures are difficult to quantify, we believe that, regardless of the probability that liabilities arise, the potential exposures could range from $0 to $22 million depending on the tax matter. We have been notified by the Internal Revenue Service of an assessment of $2.1 million for certain of these tax matters. Although we believe that this assessment is without merit and we intend to vigorously defend our position on these tax matters, we cannot predict whether we will be successful in defending against the assessment or the amount of any final assessment against us. We have agreed that minimum amounts must be reached before we have a right to recover our losses. The current value of the shares held in escrow provides indemnity towards the upper range of the potential exposures. A possibility exists that the losses could exceed the value of the shares held in escrow because the shares held in escrow are too few in number or too low in value to adequately compensate us for these losses. In any event, if we incur actual tax liabilities, they will negatively affect our earnings, cash flow and cash position.

Any prolonged disruption in manufacturing our products could negatively impact our business.

   The manufacture of semiconductors and related materials and equipment involves highly complex manufacturing processes. We have established manufacturing facilities for many of our products, including semiconductor environmental equipment, thin film materials, packaging and delivery systems, substrates and coated wafers. We have also established a facility to fabricate, test and assemble semiconductor thin films, devices and circuits. In addition, we subcontract for the manufacture of a significant portion of our gas delivery systems. Any prolonged disruption in manufacturing our products, whether due to technical or labor difficulties, delay or inability to obtain sufficient quantities of production input or equipment, destruction or damage to any facility, termination of our relationship with subcontractors or other reasons, could negatively impact our ability to deliver products to customers. To be financially successful, we must manufacture our products in commercial quantities, at acceptable costs and on a timely basis, which we may not be able to do.

Our business could be adversely affected if we cannot protect our proprietary technology or if we infringe on the proprietary technology of others.

   Our proprietary technology aids our ability to compete effectively with other companies. Although we have been awarded, have filed applications for, or have been licensed under, numerous patents in the United States and other countries, these patents may not fully protect our technology or competitive position. Further, our competitors may apply for and obtain patents that will restrict our ability to make and sell our products.

   Our competitors may intentionally infringe our patents. Third parties may also assert infringement claims against us in the future. The defense and prosecution of patent suits are both costly and time-consuming, even if the outcome is favorable to us. Outside the United States, such proceedings can be extremely expensive, and their outcome very unpredictable. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties or require us to license rights from third parties or to cease selling our products. We also rely on unpatented proprietary technology that others may independently develop or otherwise obtain access to. Our inability to maintain the proprietary nature of our technologies could negatively affect our revenues and earnings.

We face the risk of product liability claims.

   The manufacture and sale of our products, which include thin film and other toxic materials, involve the risk of product liability claims. In addition, a failure of one of our products at a customer site could interrupt the business operations of the customer. Our existing insurance coverage limits will not be adequate to protect us from all liabilities that we might incur in connection with the manufacture and sale of our products if a successful product liability claim or series of product liability claims brought against us exceeds our insurance coverage.

Our business is subject to substantial liabilities for failure to comply with environmental regulations.

   We use, generate and discharge toxic or otherwise hazardous chemicals and wastes in our manufacturing, processing and research and development activities. As a result, we are subject to a variety of governmental regulations related to the storage, use and disposal of these materials. Our failure to comply with present or future laws could result in fines or other liabilities being imposed on us, suspension of production or a cessation of operations.

   The various premises we occupy, particularly the premises in Danbury, Connecticut, may have been contaminated prior to occupancy. We are not aware of any environmental investigation or action by government agencies involving these premises. However, under federal and state statutes and regulations, a government agency may seek to recover its response costs and/or require future remedial measures from both operators and owners of property where releases of hazardous substances have occurred or are ongoing. The prior occupant of the Danbury, Connecticut premises has agreed to indemnify us for remediation costs in connection with any pre-existing, on-site contamination or environmental condition. However, this indemnification may not prove adequate to cover any liability imposed on us related to the environmental condition of the premises or the cost of defending an environmental action, either of which could be substantial.

   Our activities may also result in our being subject to additional regulation. Such regulations could require us to acquire significant additional equipment or to incur other substantial expenses to comply with environmental laws. Our failure to control the use of hazardous substances could subject us to substantial financial liabilities.

Provisions of our charter documents and Delaware law and actions taken by our board of directors could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

   Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock. These provisions provide for:

  . a classified board of directors;

  . a prohibition on stockholder action through written consents;

  . a requirement that special meetings of stockholders be called only by the chairman of the board or the board of directors;

  . advance notice requirements for stockholder proposals and nominations;

  . limitations on the ability of stockholders to make changes in the board of directors; and

  . the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

   We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects.

   The board of directors has adopted a Stockholder Rights Plan and declared a dividend distribution of one Stock Purchase Right (a "Right") on each outstanding share of our common stock. The Rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of us without addressing our legitimate interests and those of our stockholders.

   The Stockholder Rights Plan provides that:

  . the Rights will be exercisable if a person or group acquires 15 percent or more (20 percent or more in the case of certain acquisitions by institutional investors) of our common stock. Once the Rights become exercisable, each Right will entitle stockholders (other than such acquiring person or members of such acquiring group) to purchase a number of shares of our common stock having a market value equal to twice the exercise price of $175.00. In addition, if a tender offer for 15 percent or more of our common stock has been announced but has not been consummated, the Rights will become exercisable 10 business days after the announcement (unless the board of directors takes action delaying such exercisability) for the purchase at the exercise price of one one-hundredth of a share of our junior participating preferred stock.

  . if we are acquired in a merger or other business combination transaction, each holder of a Right will be entitled to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value equal to twice such exercise price.

  . prior to the acquisition by a person or group of beneficial ownership of 15 percent or more (20 percent or more in the case of certain acquisitions by institutional investors) of our common stock, the Rights are redeemable for one cent per Right at the option of the board of directors.

   The Stockholder Rights Plan could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding voting stock.


                                USE OF PROCEEDS

   We will not receive any proceeds from the sales of the shares by the selling stockholders. Also, we will bear most of the costs of registering the shares covered by this prospectus. Those costs include registration and filing fees and fees and expenses of our counsel and accountants.

   However, the selling stockholders will be responsible for any underwriting discounts and commissions or expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services.

                              SELLING STOCKHOLDERS

   The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of the date of this prospectus by the selling stockholders. The shares being offered by selling stockholders were acquired from us in connection with our acquisition of ESCA in July 2000.

                                Shares                             Shares
                          Beneficially Owned      Shares     Beneficially Owned
Selling Stockholders     Prior to the Offering Being Offered After the Offering
--------------------     --------------------- ------------- ------------------
Thomas Barr.............        258,654           258,654             0
Christopher Barr........        110,851           110,851             0
  Total.................        369,505           369,505

                              PLAN OF DISTRIBUTION

   The selling stockholders or their distributees or donees may sell the shares in one or more transactions on the Nasdaq National Market or in negotiated transactions, or both. The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may sell shares to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares. The selling stockholders and any broker-dealers that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 and any commissions and any profit on the resale of shares they receive may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders against some liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   Shipman & Goodwin LLP, of Hartford, Connecticut, will pass on the validity of the shares offered by this prospectus. As of the date of this prospectus, lawyers employed at Shipman & Goodwin LLP owned 7,000 shares of our common stock.

                                    EXPERTS

   The supplemental consolidated financial statements and related schedule of ATMI, Inc. appearing in the Company's Current Report on Form 8-K/A dated July 7, 2000 and incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein which, as to 1999, is based in part on the report of Arthur Andersen LLP, independent auditors, and which, as to 1998, is based in part on the reports of Arthur Andersen LLP and the reports of Rath, Anders, Dr. Wanner & Partner, and which, as to 1997, is based in part on the report of Deloitte & Touche LLP, independent auditors. Such supplemental consolidated financial statements and related schedule are incorporated by reference herein in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

   The consolidated financial statements and related schedule of ATMI, Inc. at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 appearing in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1999 and incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference which, as to 1998, is based in part on the report of Arthur Andersen LLP and the reports of Roth, Anders, Dr. Wanner and Partner, independent auditors, and which, as to 1997, is based in part on the report of Deloitte & Touche LLP, independent auditors. Such consolidated financial statements and related schedule are incorporated by reference herein in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.